Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2010

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the first quarter of 2010.

1.
Net income for the first quarter of 2010 amounted to R$ 3.2 billion, with annualized return of 25.0% on average equity (18.2% for the first quarter of 2009). Recurring net income was R$ 3.2 billion, with annualized return of 24.4%. Consolidated stockholders’ equity totaled R$ 53.0 billion at the end of March. The basel ratio stood at 17.3% at the end of March, based on economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 65.4%, as compared to the quotation of March 31, 2009. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 176.2 billion at the end of March. According to the Bloomberg company, Itaú Unibanco ranked tenth among banks in the world at March 31, 2009, having market value as parameter.

3.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 3.1 billion in the first quarter of 2010. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 1.7 billion.

4.
At March 31, consolidated assets reached R$ 634.7 billion, the highest among the private financial groups of Latin America. The loan portfolio, including endorsements and sureties, reached R$ 284.7 billion, an increase of 4.4% as compared to March 31, 2009. In Brazil, non-mandatory loans to the individuals segment reached R$ 104.3 billion, with a growth of 12.5% as compared to the same period of 2009. The large company segment reached R$ 89.1 billion, whereas the very small, small and middle-market company segment reached R$ 64.3 billion, posting a growth of 24.7% as compared to March 31, 2009.

5.
Free, raised and managed assets amounted to R$ 894.1 billion, an increase of 10.4% as compared to March 31, 2009. Technical provisions for insurance, pension plan and capitalization totaled R$ 54.3 billion at the end of March 2010.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 1.3 billion, and of securitization that totaled R$ 152 billion in 2010. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking, it occupies the third position regarding distribution of fixed income in the first quarter of 2010,  with a market share of 12.7%. In fixed-income international issues, it acted as joint bookrunner of six offerings of Brazilian companies and financial institutions, being ranked first in number of transactions and volume issued. In capital markets, it coordinated  six public offerings that totaled R$ 8.6 billion, consolidating its leadership position in that market. In the first quarter of 2010, Itaú BBA is the bank with the highest number of transactions, with a market share of 75%, and the greatest volume issued, with 90% this total.

7.
Itaú Unibanco employed approximately 104 thousand people at the end of March. The employee’s fixed compensation plus charges and benefits totaled R$ 2.2 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 413 million. In addition, approximately R$ 37 million were invested in education, training and development programs.

8.	The new Vision of Itaú Unibanco has been released: To be the leading bank in sustainable performance and client satisfaction.

9.	In the quarter, social and cultural investments of Itaú Unibanco reached R$ 37 million, of which we highlight the investments in education and culture.

10.
Itaú Unibanco raised R$ 3.3 billion in Subordinated CDB in the local market in the first quarter of 2010, and US$ 1.0 billion in Subordinated Notes in the international market in April. This funding aims at the expansion of the capital basis, thus enabling a higher growth of loan and financing operations.

The complete financial statements and the management’s discussion & analysis report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website www.itau-unibanco.com.br/ri

São Paulo, May 3, 2010.

Pedro Moreira Salles
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL
Investor Relations Officer